Exhibit 21.1

The following is a list of our significant subsidiaries:

Company	Country of Incorporation	Ultimate Ownership by Parent
Orthofix Australia Pty Limited	Australia	100%
Orthofix do Brasil Ltda.	Brazil	100%
Orthofix S.A.	France	100%
Orthofix G.m.b.H.	Germany	100%
Orthofix Spine G.m.b.H.	Germany	100%
Orthofix S.r.l.	Italy	100%
Orthofix International B.V.	Netherlands	100%
Implantes y Sistemas Medicos, Inc.	Puerto Rico	100%
Inter Medical Supplies Limited	Seychelles	100%
Orthofix AG	Switzerland	100%
Colgate Medical Limited	UK	100%
Orthofix Limited	UK	100%
Orthosonics Limited	UK	100%
Victory Medical Limited	UK	100%
Orthofix Spinal Implants Inc. (formerly known as Blackstone Medical, Inc.)	US	100%
Orthofix Holdings, Inc.	US	100%
Orthofix Inc.	US	100%
Spinal Kinetics, LLC	US	100%
Spinal Kinetics GmbH	Germany	100%
Spinal Kinetics France SARL	France	100%
Spinal Kinetics Cayman Islands	Cayman Islands	100%
Orthofix III B.V.	Netherlands	100%